Exhibit 99.1

HALF-YEAR FINANCIAL REPORT

2014

CONTENTS

CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS — ASSETS	2
CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY	3
CONSOLIDATED INCOME STATEMENTS	4
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
CONSOLIDATED STATEMENTS OF CASH FLOWS	7
NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2014	8

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES	8

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2014	13

C/ EVENTS SUBSEQUENT TO JUNE 30, 2014	36

The condensed half-year consolidated financial statements are unaudited but have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

CONSOLIDATED BALANCE SHEETS — ASSETS

(€ million)	Note	June 30, 2014	December 31, 2013 (1)
Property, plant and equipment	B.2.	10,090	10,182
Goodwill	B.3. - B.4.	37,421	37,134
Other intangible assets	B.3. - B.4.	14,254	15,395
Investments in associates and joint ventures	B.5.	1,730	448
Non-current financial assets	B.6.	2,069	4,826
Deferred tax assets		4,769	4,144
Non-current assets		70,333	72,129
Inventories		6,784	6,352
Accounts receivable	B.7.	7,137	6,831
Other current assets		2,074	2,287
Current financial assets		68	185
Cash and cash equivalents	B.9.	4,306	8,257
Current assets		20,369	23,912
Assets held for sale or exchange		18	14
TOTAL ASSETS		90,720	96,055

(1)         Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.).

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2014	December 31, 2013(1)
Equity attributable to equity holders of Sanofi		51,637	56,904
Equity attributable to non-controlling interests		130	129
Total equity	B.8.	51,767	57,033
Long-term debt	B.9.	10,113	10,414
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	974	884
Provisions and other non-current liabilities	B.12.	9,066	8,735
Deferred tax liabilities		4,600	5,060
Non-current liabilities		24,753	25,093
Accounts payable		3,228	3,003
Other current liabilities		6,180	6,725
Current liabilities related to business combinations and to non-controlling interests	B.11.	109	24
Short-term debt and current portion of long-term debt	B.9.	4,683	4,176
Current liabilities		14,200	13,928
Liabilities related to assets held for sale or exchange		—	1
TOTAL LIABILITIES & EQUITY		90,720	96,055

(1)         Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.).

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Net sales	B.18.4.	15,917	16,062	32,951
Other revenues		154	181	355
Cost of sales		(5,124)	(5,221)	(10,991)
Gross profit		10,947	11,022	22,315
Research and development expenses		(2,327)	(2,342)	(4,770)
Selling and general expenses		(4,333)	(4,446)	(8,603)
Other operating income		116	347	691
Other operating expenses		(87)	(177)	(241)
Amortization of intangible assets	B.3.	(1,301)	(1,543)	(2,914)
Impairment of intangible assets	B.4.	(74)	(440)	(1,387)
Fair value remeasurement of contingent consideration liabilities	B.11.	(132)	(117)	314
Restructuring costs	B.15.	(135)	(159)	(300)
Other gains and losses, and litigation		—	—	—
Operating income		2,674	2,145	5,105
Financial expenses	B.16.	(292)	(311)	(612)
Financial income	B.16.	157	34	109
Income before tax and associates and joint ventures		2,539	1,868	4,602
Income tax expense	B.17.	(624)	(351)	(763)
Share of profit/(loss) of associates and joint ventures		7	4	35
Net income		1,922	1,521	3,874
Net income attributable to non-controlling interests		61	84	158
Net income attributable to equity holders of Sanofi		1,861	1,437	3,716
Average number of shares outstanding (million)	B.8.6.	1,317.2	1,323.9	1,323.1
Average number of shares outstanding after dilution (million)	B.8.6.	1,333.8	1,340.5	1,339.1
— Basic earnings per share (in euros)		1.41	1.09	2.81
— Diluted earnings per share (in euros)		1.40	1.07	2.77

(1)         Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.)..

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Net income		1,922	1,521	3,874
Attributable to equity holders of Sanofi		1,861	1,437	3,716
Attributable to non-controlling interests		61	84	158
Other comprehensive income:
• Actuarial gains/(losses)	B.12.	(477)	721	807
• Tax effect		153	(138)	(149)
Sub-total: items not subsequently reclassifiable to profit or loss (a)		(324)	583	658
• Available-for-sale financial assets	B.8.7.	(3,101)	754	1,208
• Cash flow hedges		(2)	(3)	(3)
• Change in currency translation differences		377	(329)	(1,804)
• Tax effect	B.8.7.	330	(73)	(208)
Sub-total: items subsequently reclassifiable to profit or loss (b)		(2,396)	349	(807)
Other comprehensive income for the period, net of taxes (a+b)		(2,720)	932	(149)
Comprehensive income		(798)	2,453	3,725
Attributable to equity holders of Sanofi		(861)	2,374	3,581
Attributable to non-controlling interests		63	79	144

(1)         Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.).

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings(1)	Treasury shares	Stock options and other share-based payment	Other comprehensive income(2)	Attributable to equity holders of Sanofi(1)	Attributable to non-controlling interests	Total equity(1)
Balance at January 1, 2013 — published financial statements	2,653	52,896	(207)	2,160	(170)	57,332	134	57,466
Impact of applying IFRIC 21	—	20	—	—	—	20	—	20
Balance at January 1, 2013 — with IFRIC 21 impact	2,653	52,916	(207)	2,160	(170)	57,352	134	57,486
Other comprehensive income for the period	—	583	—	—	354	937	(5)	932
Net income for the period	—	1,437	—	—	—	1,437	84	1,521
Comprehensive income for the period	—	2,020	—	—	354	2,374	79	2,453
Dividend paid out of 2012 earnings (€2.77 per share)	—	(3,638)	—	—	—	(3,638)	—	(3,638)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(67)	(67)
Share repurchase program	—	—	(892)	—	—	(892)	—	(892)
Reduction in share capital	(17)	(585)	602	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	24	717	—	—	—	741	—	741
• Issuance of restricted shares	4	(4)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	2	—	—	2	—	2
• Value of services obtained from employees	—	—	—	85	—	85	—	85
• Tax effects of the exercise of stock options	—	—	—	24	—	24	—	24
Changes in non-controlling interests without loss of control	—	27	—	—	—	27	(17)	10
Balance at June 30, 2013	2,664	51,453	(495)	2,269	184	56,075	129	56,204
Other comprehensive income for the period	—	75	—	—	(1,147)	(1,072)	(9)	(1,081)
Net income for the period	—	2,279	—	—	—	2,279	74	2,353
Comprehensive income for the period	—	2,354	—	—	(1,147)	1,207	65	1,272
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(73)	(73)
Share repurchase program	—	—	(749)	—	—	(749)	—	(749)
Reduction in share capital	(25)	(975)	1,000	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	7	158	—	—	—	165	—	165
• Issuance of restricted shares	—	—	—	—	—	—	—	—
• Employee share ownership plans	3	95	—	—	—	98	—	98
• Proceeds from sale of treasury shares on exercise of stock options	—	—	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	115	—	115	—	115
• Tax effects of the exercise of stock options	—	—	—	6	—	6	—	6
Changes in non-controlling interests without loss of control	—	(13)	—	—	—	(13)	8	(5)
Balance at December 31, 2013(1)	2,649	53,072	(244)	2,390	(963)	56,904	129	57,033
Other comprehensive income for the period	—	(324)	—	—	(2,398)	(2,722)	2	(2,720)
Net income for the period	—	1,861	—	—	—	1,861	61	1,922
Comprehensive income for the period	—	1,537	—	—	(2,398)	(861)	63	(798)
Dividend paid out of 2013 earnings (€2.80 per share)	—	(3,676)	—	—	—	(3,676)	—	(3,676)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(69)	(69)
Share repurchase program(3)	—	—	(1,012)	—	—	(1,012)	—	(1,012)
Reduction in share capital(3)	(16)	(589)	605	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	8	232	—	—	—	240	—	240
• Issuance of restricted shares	1	(1)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	85	—	85	—	85
• Tax effects of the exercise of stock options	—	—	—	—	—	—	—	—
Changes in non-controlling interests without loss of control	—	(43)	—	—	—	(43)	7	(36)
Balance at June 30, 2014	2,642	50,532	(651)	2,475	(3,361)	51,637	130	51,767

(1)             Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.).

(2)             See Note B.8.7.

(3)             See Notes B.8.2. and B.8.3.

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Net income attributable to equity holders of Sanofi(1)		1,861	1,437	3,716
Non-controlling interests, excluding BMS(2)		4	8	17
Share of undistributed earnings of associates and joint ventures		23	11	2
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		1,981	2,608	5,569
Gains and losses on disposals of non-current assets, net of tax(3)		(116)	(169)	(275)
Net change in deferred taxes		(636)	(606)	(1,010)
Net change in provisions(4)		(202)	(703)	(1,335)
Cost of employee benefits (stock options and other share-based payments)		85	85	200
Impact of the workdown of acquired inventories remeasured at fair value		—	6	8
Unrealized (gains)/losses recognized in income		211	232	(74)
Operating cash flow before changes in working capital		3,211	2,909	6,818
(Increase)/decrease in inventories		(392)	(512)	(117)
(Increase)/decrease in accounts receivable		(210)	(310)	175
Increase/(decrease) in accounts payable		215	123	(124)
Net change in other current assets, current financial assets and other current liabilities(1)		(290)	(185)	202
Net cash provided by/(used in) operating activities(5)		2,534	2,025	6,954
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(637)	(728)	(1,398)
Acquisitions of investments in consolidated undertakings, net of cash acquired(6)	B.1.	(1,124)	(198)	(235)
Acquisitions of available-for-sale financial assets		(557)	(6)	(18)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(7)		182	308	409
Net change in loans and other financial assets		(16)	(31)	(31)
Net cash provided by/(used in) investing activities		(2,152)	(655)	(1,273)
Issuance of Sanofi shares	B.8.1.	240	741	1,004
Dividends paid:
• to equity holders of Sanofi		(3,676)	(3,638)	(3,638)
• to non-controlling interests, excluding BMS(2)		(6)	(9)	(12)
Transactions with non-controlling interests, other than dividends		—	(1)	(40)
Additional long-term debt contracted	B.9.1.	5	1,141	3,119
Repayments of long-term debt	B.9.1.	(1,081)	(2,742)	(2,822)
Net change in short-term debt		1,191	1,873	302
Acquisitions of treasury shares	B.8.2.	(1,012)	(892)	(1,641)
Disposals of treasury shares, net of tax		—	2	2
Net cash provided by/(used in) financing activities		(4,339)	(3,525)	(3,726)
Impact of exchange rates on cash and cash equivalents		6	(45)	(79)
Net change in cash and cash equivalents		(3,951)	(2,200)	1,876
Cash and cash equivalents, beginning of period		8,257	6,381	6,381
Cash and cash equivalents, end of period	B.9.	4,306	4,181	8,257

(1)         Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.).

(2)         See Note C.1. to the financial statements for the year ended December 31, 2013.

(3)         Includes available-for-sale financial assets.

(4)         This line item includes contributions paid to pension funds (see Note B.12.).

(5)         Includes:

— Income tax paid	(1,355)	(1,026)	(2,370)
— Interest paid (excluding cash flows on derivative instruments used to hedge debt)	(186)	(269)	(491)
— Interest received (excluding cash flows on derivative instruments used to hedge debt)	33	24	49
— Dividends received from non-consolidated entities	3	4	5

(6)         This line item also includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.

(7)         This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets.

The accompanying notes on pages 8 to 36 are an integral part of the condensed half-year consolidated financial statements.

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2014

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Group”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2014 were reviewed by the Sanofi Board of Directors at the Board meeting on July 30, 2014.

A/ Basis of preparation of the half-year financial statements and accounting policies

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2014 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). Except for the change described in Note A.1.3., the accounting policies applied as of June 30, 2014 are identical to those described in the notes to the published consolidated financial statements as of December 31, 2013.

IFRS as endorsed by the European Union as of June 30, 2014 can be accessed under the heading “IAS/IFRS Standards and Interpretations” at:

http://ec.europa.eu/internal_market/accounting/ias/index_en.htm

A.1.1. New standards and amendments applicable in 2014

The new standards, amendments to standards, and interpretations issued by the IASB and that are mandatorily applicable with effect from the 2014 financial year are:

•             IFRIC 21 (Levies), an interpretation issued in May 2013 and endorsed by the European Union in June 2014, has been applied by Sanofi with effect from January 1, 2014. This interpretation clarifies that the triggering event for the recognition of a liability for levies (i.e. miscellaneous taxes, duties and other levies not within the scope of IAS 12) is determined by reference to the terms of the relevant legislation, regardless of the period used as the basis for calculating the levy. Consequently, a liability for payment of a levy cannot be recognized progressively in interim financial statements if there is no present obligation at the interim reporting date. This interpretation has only a limited impact on the Sanofi Group, as shown in Note A.1.3.

•             The amendment to IAS 32 (Financial Instruments: Presentation), issued in December 2011 and endorsed by the European Union in December 2012, is applicable retrospectively to annual periods beginning on or after January 1, 2014. This amendment clarifies the rules on offsetting.

•             In October 2012, the IASB issued ‘‘Investment Entities’’, an amendment to IFRS 10, IFRS 12 and IAS 27. This amendment was endorsed by the European Union on November 21, 2013 and is applicable from January 1, 2014. An investment entity is an entity meeting specific criteria; in particular its corporate purpose is to invest funds solely in order to obtain returns in the form of capital appreciation and/or investment income. The amendment requires investment entities to account for their investment in the entities they control at fair value through profit or loss; this is an exception to the IFRS 10 consolidation requirements. This amendment has no impact on the Sanofi consolidated financial statements.

Various other standards and amendments to standards are applicable from 2014 onwards. However, those pronouncements have no impact on the Group’s annual or half-year financial statements.

A.1.2. New standards, interpretations and amendments issued in the first half of 2014

In January 2014, the IASB issued IFRS 14 (Regulatory Deferral Accounts). The objective of this standard is to improve the comparability of financial information for entities that are engaged in rate-regulated activities, and is not applicable to Sanofi.

At the end of May 2014, the IASB issued IFRS 15 (Revenue from Contracts with Customers). This standard relates to the recognition and measurement of revenue arising in the course of an entity’s ordinary activities from contracts with customers (net sales). IFRS 15 is a converged standard common to both IFRS and U.S. Generally Accepted Accounting Principles (U.S. GAAP). It will replace IAS 18 (Revenue) and IAS 11 (Construction Contracts). First-time application of IFRS 15, which has not yet been endorsed by the European Union, is scheduled for annual accounting periods beginning on or after January 1, 2017. An analysis of the impacts of IFRS 15 is ongoing.

In May 2014, the IASB issued two amendments that are applicable from 2016 onwards and have not yet been endorsed by the European Union:

•             “Clarification of Acceptable Methods of Depreciation and Amortization”, an amendment to IAS 16 and IAS 38. This amendment clarifies the methods that may be applied in depreciating or amortizing certain assets on the basis of the economic benefits they generate. It will not affect the depreciation and amortization methods applied by Sanofi.

•             “Accounting for Acquisitions of Interests in Joint Operations”, an amendment to IFRS 11. This amendment applies in cases where an existing business is contributed to a joint operation, or where an entity acquires items constituting a joint operation that meets the definition of a business, and clarifies that in those cases the principles described in IFRS 3 (Business Combinations) must be applied in accounting for the transaction. This amendment has no impact at present.

A.1.3. Change of accounting policy on first-time application of IFRIC 21

As indicated in Note A.1.1., IFRIC 21 (Levies) has been applied by Sanofi with effect from January 1, 2014.

The effects of the first-time application of IFRIC 21 on the consolidated balance sheet are as follows:

•                      Reduction in Other current liabilities of €29 million as of December 31, 2013 and €30 million as of December 31, 2012, corresponding to levies not payable as of December 31;

•                      Reduction in Deferred tax assets relating to those current liabilities, amounting to €10 million as of December 31, 2013 and December 31, 2012;

•                      And as a matching entry, an increase in Shareholders’ equity attributable to equity holders of Sanofi of €19 million as of December 31, 2013 and €20 million as of December 31, 2012.

The effects on the consolidated income statement for the year ended December 31, 2013 are presented below:

(€ million)	As published December 31, 2013 (12 months)	Impact of IFRIC 21	After IFRIC 21 December 31, 2013 (12 months)
Cost of sales	(10,990)	(1)	(10,991)
Gross profit	22,316	(1)	22,315
Research and development expenses	(4,770)	—	(4,770)
Selling and general expenses	(8,602)	(1)	(8,603)
Other operating expenses	(242)	1	(241)
Operating income	5,106	(1)	5,105
Income before tax and associates and joint ventures	4,603	(1)	4,602
Income tax expense	(763)	—	(763)
Net income	3,875	(1)	3,874
Net income attributable to equity holders of Sanofi	3,717	(1)	3,716
Basic earnings per share (in euros)	2.81	—	2.81
Diluted earnings per share (in euros)	2.78	(0.01)	2.77

The effects on the consolidated income statement for the first half of 2013 are presented below:

(€ million)	As published June 30, 2013 (6 months)	Impact of IFRIC 21	After IFRIC 21 June 30, 2013 (6 months)
Cost of sales	(5,214)	(7)	(5,221)
Gross profit	11,029	(7)	11,022
Research and development expenses	(2,341)	(1)	(2,342)
Selling and general expenses	(4,438)	(8)	(4,446)
Other operating expenses	(177)	—	(177)
Operating income	2,161	(16)	2,145
Income before tax and associates and joint ventures	1,884	(16)	1,868
Income tax expense	(356)	5	(351)
Net income	1,532	(11)	1,521
Net income attributable to equity holders of Sanofi	1,448	(11)	1,437
Basic earnings per share (in euros)	1.09	—	1.09
Diluted earnings per share (in euros)	1.08	(0.01)	1.07

The effects on the consolidated statement of comprehensive income are limited to the effects on Net income.

Because these effects do not represent cash inflows or outflows, there is no impact on net cash provided by operating activities for the first half of 2013 and the year ended December 31, 2013 as reported in the consolidated statement of cash flows. Consequently, these effects are reflected in the consolidated statement of cash flows in the line items Net income attributable to equity holders of Sanofi, Operating cash flow before changes in working capital and Net change in other current assets, current financial assets and other current liabilities.

A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date of the finalization of the financial statements. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as at the date of the review of the financial statements. Examples of estimates and assumptions include:

•             amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•             impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;

•             the valuation of goodwill, and the valuation and useful life of acquired intangible assets;

•             the amount of post-employment benefit obligations;

•             the amount of provisions for restructuring, litigation, tax risks and environmental risks;

•             the amount of deferred tax assets resulting from tax loss carry-forwards and deductible temporary differences;

•             the measurement of contingent consideration.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Actual results could vary from these estimates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•             Level 1:       use of quoted prices in active markets for identical instruments (without modification or repackaging);

•             Level 2:       use of quoted prices in active markets for similar assets and liabilities, and valuation techniques in which all important inputs are derived from observable market data;

•             Level 3:       use of valuation techniques in which not all important inputs are derived from observable market data.

The table below sets forth the principles used to measure the fair value of the principal financial assets and liabilities recognized by the Group in its balance sheet:

					Method used to determine fair value
			Level in			Market data
Note	Type of financial instrument	Measurement principle	IFRS 7 fair value hierarchy	Valuation technique	Valuation model	Exchange rate	Interest rate	Volatility
B.6.	Available-for-sale financial assets (quoted equity securities)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Available-for-sale financial assets (unquoted debt securities)	Fair value	2	Income approach	Present value of future cash flows	N/A	Mid swap + z-spread for bonds of comparable risk and maturity	N/A
B.6.	Long-term loans and advances	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances at the balance sheet date is not materially different from their fair value.
B.6.	Financial assets recognized under the fair value option (1)	Fair value	1	Market value	Net asset value	N/A
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	ECB Fixing	< 1year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Currency options	Fair value	2	Income approach	Options with no knock-out feature : Garman & Kohlhagen Knock-out options: Merton, Reiner & Rubinstein	ECB Fixing	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	Mid in-the-money
B.10.	Interest rate swaps	Fair value	2		Present value of future cash flows	N/A	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.9.	Investments in collective investment schemes	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, sight deposits and term deposits	Amortized cost	N/A	N/A

Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9.	Financial liabilities	Amortized cost(2)	N/A	N/A

For financial liabilities with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

For financial liabilities with a maturity of more than 3 months, fair value as disclosed in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the balance sheet date (quoted instruments) or by discounting the future cash flows based on observable market data at the balance sheet date (unquoted instruments).

B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests (except CVRs)	Fair value(3)	3	Income approach

Contingent consideration payable in a business combination is a financial liability under IAS 32. The fair value of such liabilities is determined by adjusting the contingent consideration at the balance sheet date using the method described in Note B.11.

(1)       These assets are held to fund a deferred compensation plan offered to certain employees.

(2)       In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

(3)       For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable. See Note B.3.1. to the consolidated financial statements for the year ended December 31, 2013.

B/ Significant information for the first half of 2014

B.1. IMPACT OF CHANGES IN SCOPE OF CONSOLIDATION

•    Regeneron Pharmaceuticals Inc (Regeneron)

During the first half of 2014, Sanofi acquired 4.7 million shares of the biopharmaceutical company Regeneron Pharmaceuticals Inc, raising its equity interest in Regeneron to 20.3% as of June 30, 2014, compared with 15.9% as of December 31, 2013. This interest has been accounted for by the equity method since the start of April 2014, following the nomination of a Sanofi’s designee to the Regeneron Board of Directors. Previously, the investment in Regeneron was reported in the balance sheet in the “Available-for-sale financial assets” category and measured at market value in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). As of the date on which the equity method was first applied, the investment was measured at acquisition cost in accordance with IAS 28 (Investments in Associates and Joint Ventures). Under IAS 28, the cost of the investment is equivalent to the aggregate amount of the successive acquisition prices paid (including acquisition-related costs) for the interests in Regeneron. Consequently, changes in the market value of the investment in Regeneron, which were previously recognized in “Other comprehensive income”, were reversed out on first-time application of the equity method.

The main impacts of the switch to the equity method in accounting for the Regeneron investment during the first half of 2014 are set forth below:

(€ million)	December 31, 2013	Reclassification from available- for-sale financial assets(2)	Acquisitions during the first half of 2014(3)	Other movements (4)	June 30, 2014(5)
Investments in associates and joint ventures	—	256	1,050	(4)	1,302
Available-for-sale financial assets	3,157	(3,157)	—	—	—
Shareholders’ equity (1)	2,607	(2,607)	—	(4)	(4)
Deferred tax liabilities	294	(294)	—	—	—
Historical acquisition cost of the investment	256	—	1,050	—	1,306

(1)         Amount net of taxes.

(2)         Reversal of changes in the value of the investment, previously recognized in “Other comprehensive income”.

(3)         Acquisition price (including acquisition-related costs) of the 4.7 million shares acquired during the first half of 2014.

(4)         Includes -€7 million for the share of losses for the period, including the impact of the amortization of fair value adjustments to the acquired intangible assets and inventories of Regeneron, proportionate to the percentage interest acquired.

(5)         Market value of the shares held as of June 30, 2014: €4,234 million.

Goodwill is calculated on each step of the acquisition of the investment, and represents the excess of the acquisition price over the share of the identifiable net assets acquired, measured in accordance with IFRS 3 (Business Combinations). On first-time application of the equity method, the percentage interest acquired of the fair value of Regeneron’s intangible assets (net of taxes) was estimated at approximately €670 million. As of that date, the provisional amount of goodwill arising on the investment in Regeneron was €350 million. This amount is included in “Investments in associates and joint ventures” in the consolidated balance sheet. Since July 1, 2014 the Sanofi group has acquired a further 1.7 million Regeneron shares at a value of €396 million (see Note C.). Those acquisitions have increased the equity interest held by Sanofi to 22%.

•    Other changes in the scope of consolidation

The impact of the other acquisitions during the period is not material at Group level.

Sanofi made no material divestments of businesses or companies during the period.

B.2. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment during the first half of 2014 amounted to €417 million. Of this amount, €330 million was invested in the Pharmaceuticals segment, mainly in industrial facilities (€192 million). The Vaccines segment accounted for €67 million of acquisitions of property, plant and equipment during the period, and the Animal Health segment for €20 million.

The Group did not recognize any material impairment losses against property, plant and equipment during the first half of 2014.

Irrevocable orders for property, plant and equipment amounted to €340 million as of June 30, 2014.

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2014 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total: other intangible assets
Gross value at January 1, 2014	4,502	48,103	1,052	53,657
Acquisitions and other increases	83	39	45	167
Disposals and other decreases	(12)	(49)	(31)	(92)
Currency translation differences	32	366	6	404
Transfers(2)	(67)	65	56	54
Gross value at June 30, 2014	4,538	48,524	1,128	54,190
Accumulated amortization & impairment at January 1, 2014	(2,509)	(34,968)	(785)	(38,262)
Amortization expense	—	(1,301)	(43)	(1,344)
Impairment losses, net of reversals(1)	(54)	(20)	—	(74)
Disposals and other decreases	12	48	31	91
Currency translation differences	(18)	(267)	(5)	(290)
Transfers(2)	—	—	(57)	(57)
Accumulated amortization & impairment at June 30, 2014	(2,569)	(36,508)	(859)	(39,936)
Carrying amount at January 1, 2014	1,993	13,135	267	15,395
Carrying amount at June 30, 2014	1,969	12,016	269	14,254

(1)         See Note B.4.

(2)         The “Transfers” line mainly relates to acquired research and development that came into commercial use during the period and is being amortized from the date of marketing approval.

Acquisitions of other intangible assets (excluding software) in the first half of 2014 were €122 million.

The item “Products, trademarks and other rights” mainly comprises:

•            marketed products, with a carrying amount of €11.5 billion at June 30, 2014 (December 31, 2013: €12.6 billion) and a weighted average amortization period of approximately nine years;

•             trademarks, with a carrying amount of €0.4 billion at June 30, 2014 (December 31, 2013: €0.4 billion) and a weighted average amortization period of approximately thirteen years.

Key data for the principal marketed products, representing 90% of the carrying amount of this item as of June 30, 2014, are as follows:

(€ million)	Gross value	Amortization and impairment	Carrying amount at June 30, 2014	Amortization period(1) (in years)	Residual amortization period(2) (in years)	Carrying amount at December 31, 2013
Genzyme	8,122	(3,017)	5,105	10	8	5,489
Aventis	31,182	(28,965)	2,217	8	5	2,695
Merial	3,614	(1,640)	1,974	10	6	2,137
Chattem	1,096	(258)	838	22	19	859
Zentiva	895	(605)	290	9	5	335
Total: principal marketed products	44,909	(34,485)	10,424			11,515

(1)         Weighted averages. Amortization periods for these products vary between 1 and 25 years.

(2)         Weighted averages.

Goodwill amounted to €37,421 million as of June 30, 2014, versus €37,134 million as of December 31, 2013. The increase during the first half of 2014 comprised €64 million arising on acquisitions completed during the period, and currency translation differences of €223 million.

B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2014 led to the recognition of a net impairment loss of €74 million.

This mainly relates to the discontinuation of development projects.

B.5. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2013.

Investments in associates and joint ventures are as follows:

(€ million)	% Interest	June 30, 2014	December 31, 2013
Regeneron Pharmaceuticals Inc. (1)	20.3	1,302	—
Sanofi Pasteur MSD	50.0	270	277
InfraServ GmbH & Co. Höchst KG	31.2	80	88
Entities and companies managed by Bristol-Myers Squibb(2)	49.9	37	43
Other investments	—	41	40
Total		1,730	448

(1)         See Note B.1.

(2)         Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the consolidated financial statements for the year ended December 31, 2013), the Group’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.

The financial statements include commercial transactions between the Group and certain of its associates and joint ventures that are regarded as related parties. The principal transactions and balances of this nature are summarized below:

(€ million)	June 30, 2014	June 30, 2013	December 31, 2013
Sales	48	73	213
Royalties	16	8	22
Accounts receivable	45	48	28
Purchases and other expenses(1)	217	141	280
Accounts payable	21	30	27
Other liabilities(1)	104	109	18

(1)         These items mainly comprise transactions with companies and entities managed by BMS and (from April 2014) with Regeneron.

B.6. NON-CURRENT FINANCIAL ASSETS

Non-current financial assets comprise the following items:

(€ million)	June 30, 2014	December 31, 2013
Available-for-sale financial assets(1)/(2)	935	3,699
Pre-funded pension obligations	15	15
Long-term loans and advances	651	676
Financial assets recognized under the fair value option	185	167
Derivative financial instruments	283	269
Total	2,069	4,826

(1)         Sanofi having acquired significant influence over Regeneron Pharmaceuticals Inc., the investment in that entity is recognized in Investments in associates and joint ventures (see Notes B.1. and B.5.) with effect from April 2014.

(2)         As of June 30, 2014, this line includes €421 million in respect of a 12% equity interest in Alnylam Pharmaceuticals, acquired under the terms of the agreement between Genzyme and Alnylam signed in January 2014 (see Note B.13.).

B.7. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2014	December 31, 2013
Gross value	7,277	6,968
Allowances	(140)	(137)
Net value	7,137	6,831

The impact of allowances (net of reversals) against accounts receivable was a net charge of €11 million in the first half of 2014, compared with a net charge of €14 million in the first half of 2013.

The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts Gross value	Overdue <1 month	Overdue from 1 to 3 months	Overdue from 3 to 6 months	Overdue from 6 to 12 months	Overdue >12 months
June 30, 2014	875	268	206	150	106	145
December 31, 2013	952	265	222	173	124	168

Amounts overdue by more than one month relate mainly to public-sector customers.

Some Sanofi subsidiaries have assigned receivables to factoring companies or banks, without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the 2013 consolidated financial statements and hence were derecognized was €299 million as of June 30, 2014, versus €348 million as of December 31, 2013. Residual guarantees relating to these transfers were immaterial as of June 30, 2014.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. Share capital

As of June 30, 2014, the share capital amounted to €2,641,619,208, and consisted of 1,320,809,604 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by the Group are as follows:

	Number of shares in million	% of share capital for the period
June 30, 2014	8.7	0.66%
December 31, 2013	3.6	0.27%
June 30, 2013	6.2	0.46%
January 1, 2013	3.1	0.24%

A total of 4,010,192 new shares were issued during the first half of 2014 as a result of the exercise of options under Sanofi stock subscription option plans.

A total of 615,359 restricted shares vested and were issued in the first half of 2014 under restricted share plans, of which 609,927 were awarded as part of the March 1, 2010 plan.

B.8.2. Repurchase of Sanofi shares

The shareholders’ Annual General Meeting of May 5, 2014 authorized a share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 5,222,421 of its own shares during May and June 2014 for a total of €410 million.

The shareholders’ Annual General Meeting of May 3, 2013 authorized a share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 8,007,926 of its own shares during the first half of 2014 for a total of €600 million.

In addition, transactions carried out under the liquidity contract in the first half of 2014 had a negative effect of €2 million on equity.

B.8.3. Reduction in share capital

On April 28, 2014, the Board of Directors approved the cancellation of 8,136,828 treasury shares (€605 million including additional paid-in capital), representing 0.62% of the share capital as of June 30, 2014.

These cancellations had no effect on consolidated shareholders’ equity.

B.8.4. Performance share plan

These plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2013. The principal features of such plans are as follows:

Type of plan	2014 Performance share plan
Date of Board meeting approving the plan	March 5, 2014
Total number of shares awarded	3,908,135
Of which subject to a 4-year service period	2,605,515
Fair value per share awarded (1)	59.68
Of which subject to a 3-year service period	1,302,620
Fair value per share awarded (1)	63.26
Fair value of plan at the date of grant (€ million)	238

(1)    Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized in the first half of 2014 for all restricted share plans was €79 million, versus €73 million in the first half of 2013.

The number of shares in process of vesting as of June 30, 2014 was 15,568,645, comprising 3,880,015 for the 2014 plans; 4,160,130 for the 2013 plans; 4,381,450 for the 2012 plans; 1,712,170 for the 2011 plans; and 1,434,880 for the 2010 plans.

On March 5, 2014, the Board of Directors approved a performance share unit (PSU) plan of 430,515 PSUs, vesting at the end of a three-year service period and subject to performance conditions.

Because PSUs are cash settled instruments, they are measured at the date of grant, at each reporting date, and at the settlement date. The fair value per PSU awarded is the market price of the share as of the relevant date, adjusted for dividends expected during the vesting period.

The fair value of the PSU plan is €31 million. This amount is being recognized in profit or loss over the vesting period, with a corresponding liability recognized in Other non-current liabilities. The expense recognized in the six months ended June 30, 2014 was €4 million.

B.8.5. Stock option plan

On March 5, 2014 the Board of Directors granted 1,009,250 stock subscription options at an exercise price of €73.48. The vesting period is four years, and the plan expires on March 5, 2024.

The following assumptions were used in determining the fair value of this plan:

•             dividend yield: 4.21%;

•             plan maturity: 7 years;

•             volatility of Sanofi shares, computed on a historical basis: 27.47%;

•             risk-free interest rate: 1.423%.

On this basis, the fair value of one option is €12.61, and the fair value of the stock option plan awarded in March 2014 is €13 million. This amount is being charged to profit or loss over the vesting period, with the matching entry recorded directly in equity.

The total expense recognized for stock option plans in the first half of 2014 was €6 million, compared with €12 million in the first half of 2013.

The table below provides summary information about options outstanding and exercisable as of June 30, 2014:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	13,070	1.14	7.74	13,070	7.74
From €10.00 to €20.00 per share	28,280	2.44	14.77	28,280	14.77
From €30.00 to €40.00 per share	177,201	4.75	38.08	177,201	38.08
From €40.00 to €50.00 per share	3,771,011	4.67	45.09	3,771,011	45.09
From €50.00 to €60.00 per share	7,396,239	6.00	53.95	5,755,689	54.12
From €60.00 to €70.00 per share	11,921,390	2.94	64.72	11,921,390	64.72
From €70.00 to €80.00 per share	9,334,079	2.51	70.86	7,554,854	70.38
Total	32,641,270			29,221,495
of which stock purchase options	218,551
of which stock subscription options	32,422,719

B.8.6. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options, restricted shares and performance shares with a potentially dilutive effect.

(in million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	December 31, 2013 (12 months)
Average number of shares outstanding	1,317.2	1,323.9	1,323.1
Adjustment for options with potentially dilutive effect	6.3	9.8	8.9
Adjustment for restricted shares	10.3	6.8	7.1
Average number of shares used to compute diluted earnings per share	1,333.8	1,340.5	1,339.1

As of June 30, 2014, 1.8 million stock options were excluded from the calculation of diluted earnings per share because they did not have a potentially dilutive effect, versus 0.8 million as of December 31, 2013 and 0.8 million as of June 30, 2013.

B.8.7. Other comprehensive income

Movements in other comprehensive income were as follows:

(€ million)	June 30, 2014 (6 months)		June 30, 2013 (6 months)	December 31, 2013 (12 months)
Balance, beginning of period	(1,745)		(1,596)	(1,596)
Attributable to equity holders of Sanofi	(1,707)		(1,572)	(1,572)
Attributable to non-controlling interests	(38)		(24)	(24)
Actuarial gains/(losses):
• Impact of asset ceiling	—		—	—
• Actuarial gains/(losses) excluding associates and joint ventures	(477)		721	809
• Actuarial gains/(losses) of associates and joint ventures	—		—	(2)
• Tax effect	153		(138)	(149)
Items not subsequently reclassifiable to profit or loss	(324)		583	658
Available-for-sale financial assets:
• Change in fair value	(3,101	)(1)/(2)	754	1,208
• Tax effect	329	(1)	(74)	(209)
Cash flow hedges:
• Change in fair value	(2	)(3)	(3)	(3)
• Tax effect	1		1	1
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries	377		(329)	(1,804)
• Hedges of net investments in foreign operations	—		—	—
• Tax effect	—		—	—
Items subsequently reclassifiable to profit or loss	(2,396)		349	(807)
Balance, end of period	(4,465)		(664)	(1,745)
Attributable to equity holders of Sanofi	(4,429)		(635)	(1,707)
Attributable to non-controlling interests	(36)		(29)	(38)

(1)    Mainly comprises the effect of switching to the equity method of accounting for the investment in Regeneron Pharmaceuticals Inc. (see Note B.1.).

(2)    Includes a reclassification of €(78) million to financial income/expenses in the first half of 2014 (see Note B.13.).

(3)    Reclassifications to profit or loss were immaterial in the first half of 2014 and in 2013.

B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in the Group’s financial position during the period were as follows:

(€ million)	June 30, 2014	December 31, 2013
Long-term debt	10,113	10,414
Short-term debt and current portion of long-term debt	4,683	4,176
Interest rate and currency derivatives used to hedge debt	(296)	(290)
Total debt	14,500	14,300
Cash and cash equivalents(1)	(4,306)	(8,257)
Debt, net of cash and cash equivalents	10,194	6,043

(1)    Includes €201 million held by Venezuelan subsidiaries as of June 30, 2014 (€137 million as of December 31, 2013).

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure the company’s overall net indebtedness.

B.9.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2014 is shown below:

			Adjustment to debt	Value on redemption
(€ million)	Carrying amount: June 30, 2014	Amortized cost	measured at fair value	June 30, 2014	December 31, 2013
Long-term debt	10,113	58	(220)	9,951	10,276
Short-term debt and current portion of long-term debt	4,683	(1)	(10)	4,672	4,157
Interest rate and currency derivatives used to hedge debt	(296)	—	180	(116)	(119)
Total debt	14,500	57	(50)	14,507	14,314
Cash and cash equivalents	(4,306)	—	—	(4,306)	(8,257)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	—
Debt, net of cash and cash equivalents	10,194	57	(50)	10,201	6,057

The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2014			December 31, 2013
(€ million)	Non- current	Current	Total	Non- current	Current	Total
Bond issues	9,406	2,426	11,832	9,726	3,111	12,837
Other bank borrowings	485	513	998	487	578	1,065
Commercial paper	—	1,317	1,317	—	—	—
Finance lease obligations	47	13	60	50	13	63
Other borrowings	13	4	17	13	4	17
Bank credit balances	—	399	399	—	451	451
Interest rate and currency derivatives used to hedge debt	(106)	(10)	(116)	(113)	(6)	(119)
Total debt	9,845	4,662	14,507	10,163	4,151	14,314
Cash and cash equivalents	—	(4,306)	(4,306)	—	(8,257)	(8,257)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	—	—
Debt, net of cash and cash equivalents	9,845	356	10,201	10,163	(4,106)	6,057

Principal financing and debt reduction transactions during the period

Two bond issues were redeemed on maturity during the first half of 2014:

•             a $750 million fixed-rate bond issue carried out in March 2011, which matured on March 28, 2014;

•             a $750 million floating-rate bond issue carried out in March 2011, which matured on March 28, 2014.

Sanofi had the following arrangements in place as of June 30, 2014 to manage its liquidity in connection with current operations:

•             a syndicated credit facility of €3 billion, drawable in euros, now due to expire on December 24, 2014 following the exercise of a second and final one-year extension option on July 22, 2013;

•             a syndicated credit facility of €7 billion, drawable in euros or U.S. dollars, expiring December 20, 2018, and with two one-year extension options.

None of these facilities was drawn down as of June 30, 2014.

Sanofi also has in place two commercial paper programs, one in France (€6 billion) and the other in the United States ($10 billion). Only the U.S. program was drawn down as of June 30, 2014, in an amount of $1.8 billion (average drawdown over the period: $3.6 billion).

The financing arrangements in place as of June 30, 2014 at the level of the Sanofi parent company (which centrally manages the bulk of the Group’s financing needs) are not subject to covenants regarding financial ratios, and contain no clauses linking credit spreads or fees to Sanofi’s credit rating.

B.9.2. Market value of debt

The market value of debt, net of cash and cash equivalents and of derivatives, was €10,649 million as of June 30, 2014 (versus €6,224 million as of December 31, 2013). This compares with a value on redemption of €10,201 million (versus €6,057 million as of December 31, 2013).

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2014, with the notional amount translated into euros at the relevant closing exchange rate.

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
As of June 30, 2014 (€ million)	Notional amount	Fair Value	Notional amount	Fair Value	Of which recognized in equity	Notional amount	Fair Value
Forward currency sales	2,819	(14)	—	—	—	2,819	(14)
• of which U.S. dollar	1,033	—	—	—	—	1,033	—
• of which Russian rouble	254	(6)	—	—	—	254	(6)
• of which Singapore dollar	153	—	—	—	—	153	—
• of which Japanese yen	236	(1)	—	—	—	236	(1)
• of which Chinese yuan renminbi	308	—	—	—	—	308	—
Forward currency purchases	579	6	—	—	—	579	6
• of which Hungarian forint	66	—	—	—	—	66	—
• of which Russian rouble	70	4	—	—	—	70	4
• of which Pound sterling	59	1	—	—	—	59	1
• of which U.S. dollar	83	—	—	—	—	83	—
• of which Singapore dollar	66	—	—	—	—	66	—
Total	3,398	(8)	—	—	—	3,398	(8)

These positions primarily hedge material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2014 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Consequently, the commercial foreign exchange gain or loss to be recognized on these items (hedges and hedged transactions as of June 30, 2014) in the second half of 2014 will not be material.

B.10.2. Currency and interest rate derivatives used to manage financial risk exposures

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities, expose certain entities to financial foreign exchange risk. This is the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower.

This foreign exchange risk is hedged by firm financial instruments (currency swaps or forward contracts) contracted with banks.

The table below shows the amounts outstanding on financial foreign exchange risk hedging instruments as of June 30, 2014, with the notional amount translated into euros at the exchange rate on that date:

As of June 30, 2014 (€ million)	Notional amount	Fair Value	Expiry
Forward currency sales	3,561	3
• of which U.S. dollar	2,478	5	2014
• of which Japanese yen	687	(2)	2015
• of which Australian dollar	121	(1)	2014
Forward currency purchases	1,543	1
• of which Singapore dollar	420	(1)	2014
• of which Pound Sterling	378	2	2015
• of which Swiss franc	157	—	2014
Total	5,104	4

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash. The table below shows instruments of this type in place as of June 30, 2014:

									Of which derivatives designated as fair		Of which derivatives designated as cash flow hedges
	Notional amounts by expiry date								value hedges				Of which
	As of June 30, 2014							Fair	Notional	Fair	Notional	Fair	recognized
(€ million)	2014	2015	2016	2017	2019	2020	Total	value	amount	value	amount	Value	in equity
Interest rate swaps
Interest rate swap, pay floating / receive 2.73%	—	—	500	—	—	—	500	24	500	24	—	—	—
Interest rate swap, pay floating / receive 2.38%	1,200	—	1,000	—	800	—	3,000	191	3,000	191	—	—	—
Interest rate swap, pay floating / receive 1.15%	—	—	—	428	—	—	428	—	—	—	—	—	—
Interest rate swap, pay floating / receive 0.34%	366	—	—	—	—	—	366	1	366	1	—	—	—
Interest rate swap, pay floating / receive 2.23%	—	—	—	—	—	366	366	7	366	7	—	—	—
Interest rate swap, pay 1.22% / receive floating	—	—	—	366	—	—	366	(3)	—	—	366	(3)	(1)
Cross-currency swaps
• pay € 4.87% / receive CHF 3.38%	—	244	—	—	—	—	244	84	—	—	244	84	—
Currency swaps(1)
• pay € / receive USD	1,317	—	—	—	—	—	1,317	(8)	—	—	—	—	—
Total	2,883	244	1,500	794	800	366	6,587	296	4,232	223	610	81	(1)

(1)     Currency swaps used to hedge drawdowns under U.S. dollar-denominated commercial paper programs (see Note B.9.1.).

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

A description of the nature of the liabilities included in the line item Liabilities related to business combinations and to non-controlling interests is provided in Note B.8.5. to the consolidated financial statements for the year ended December 31, 2013.

The liabilities related to business combinations and to non-controlling interests reported in the table below are classified as level 3 instruments under IFRS 7 (see Note A.4.), except for the CVRs issued in connection with the Genzyme acquisition which are classified as level 1 instruments.

Movements in liabilities related to business combinations and to non-controlling interests during the first half of 2014 were as follows:

		Liabilities related to business combinations
(€ million)	Liabilities related to non-controlling interests(1)	CVRs issued in connection with the acquisition of Genzyme(2)	Bayer contingent consideration arising from the Genzyme acquisition	Other	Total
Balance at January 1, 2014	148	59	650	51	908 (4)
New business combinations	54	—	—	—	54
Payments made	—	—	(2)	(2)	(4)
Fair value remeasurements through profit or loss (including unwinding of discount)(3)	—	28	104	—	132
Other movements	(7)	—	—	—	(7)
Balance at June 30, 2014	195	87	752	49	1,083
Split as follows:
• Current					109
• Non-current					974

(1)    Put options granted to non-controlling interests and commitment to future buyout of the non-controlling interests of BMS.

(2)    On the basis of the quoted price of one CVR of $0.50 at June 30, 2014 and $0.34 at December 31, 2013.

(3)    Amounts reported in the income statement line item Fair value remeasurement of contingent consideration liabilities.

(4)    As of January 1, 2014, this comprised €884 million due after more than one year and €24 million due within less than one year.

Liabilities related to business combinations and to non-controlling interests as of June 30, 2014 mainly comprised the Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011, amounting to €752 million.

As of June 30, 2014, Bayer was still entitled to receive the following potential payments:

•             a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

•             milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out these milestone payments by making a one-time payment not exceeding $900 million.

The fair value of this liability was measured at €752 million as of June 30, 2014 (versus €650 million as of December 31, 2013).

The fair value of the liability to Bayer is determined by applying these contractual terms to sales projections which have been weighted to reflect the probability of success and discounted. The fair value as reported takes account of the resubmitted application for approval of Lemtrada™, currently under review by the U.S. Food and Drug Administration (FDA). If the discount rate were to fall by one percentage 1 point, the fair value of the liability to Bayer would increase by approximately 5%.

B.12. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions and other post employment benefits		Provisions for other long term benefits	Restructuring provisions	Other provisions		Other non-current liabilities	Total
Balance at January 1, 2014	4,025		543	1,061	3,008		98	8,735
Changes in scope of consolidation	1		—	—	—		—	1
Increases in provisions and other liabilities	111	(1)	81	34	128	(2)	2	356
Provisions utilized	(202	)(1)	(46)	(6)	(45)		—	(299)
Reversals of unutilized provisions	(5	)(1)	(2)	—	(95	)(2)	—	(102)
Transfers(3)	(1)		1	(175)	(75)		—	(250)
Net interest on net defined-benefit liabilities and unwinding of discount	66		4	12	24		—	106
Unrealized gains and losses	—		—	—	2		—	2
Currency translation differences	18		—	1	18		3	40
Actuarial gains/losses on defined-benefit plans	477		—	—	—		—	477
Balance at June 30, 2014	4,490		581	927	2,965		103	9,066

(1)    As regards provisions for pensions and other post-employment benefits, the “increases in provisions” line corresponds to rights vesting in employees during the period, and past service cost; the “provisions utilized” line corresponds to contributions paid to pension funds, and plan settlements; and the “reversals of unutilized provisions” line corresponds to plan curtailments.

(2)    Amounts charged and reversals during the first half of 2014 are largely due to reassessments of tax risks and the resolution of various procedures underway with the tax authorities of several countries.

(3)    Includes in particular transfers between current and non-current.

Provisions for pensions and other post employment benefits

For disclosures about the sensitivity of pension and other employee benefit obligations, and the assumptions used as of December 31, 2013, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2013.

The principal assumptions used (in particular, discount rates and the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2014 to take into account changes during the first half of 2014.

Actuarial gains and losses on pensions and other post-employment benefits recognized directly in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2014 (6 months)		June 30, 2013 (6 months)	December 31, 2013 (12 months)
Actuarial gains/(losses) on plan assets	319		96	234
Actuarial gains/(losses) on benefit obligations	(796	)(1)	625	575
Decrease/(increase) in provision	(477)		721	809

(1)    The movement during the first half of 2014 includes the decrease in discount rates (between -0.25% and -0.75%).

B.13. OFF BALANCE SHEET COMMITMENTS

Sanofi has entered into commitments with third parties under collaboration agreements (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2013).

Commitments relating to research projects under new collaboration agreements entered into during the period amount to €0.4 billion, while payments contingent on the attainment of specified sales targets once a product reaches the market amount to €0.7 billion.

Potential milestone payments relating to development projects under collaboration agreements entered into during the first half of 2014 amount to €0.9 billion.

The principal commitments entered into during the period are described below:

•                  On January 13, 2014, Sanofi and its subsidiary Genzyme substantially extended their strategic agreement with Alnylam Pharmaceuticals, Inc. (Alnylam) to develop and commercialize treatments for rare genetic diseases. Genzyme obtained significant rights to Alnylam’s pipeline of candidate drugs in the pre-clinical and clinical phases. Alnylam retains the rights over the majority of its products in North America and Western Europe and will be able, via Genzyme’s global infrastructure in rare diseases, to significantly expand the opportunities for development and commercialization of its genetic drugs portfolio.

•                  On March 11, 2014, Sanofi and UCB announced that they had entered into a scientific and strategic collaboration for the discovery and development of innovative anti-inflammatory small molecules, which have the potential to treat a wide range of immune-mediated diseases in areas such as gastroenterology and arthritis.

•                  On May 28, 2014, Sanofi and Eli Lilly and Company announced an agreement to pursue regulatory approval for non-prescription Cialis® (tadalafil). Cialis® is currently available by prescription only worldwide for the treatment of men with erectile dysfunction.

In June 2014, Sanofi and Merrimack Pharmaceuticals Inc. ended their exclusive worldwide license and collaboration agreement on MM-121 for the management of solid tumors. MM-121 is the first fully-human monoclonal antibody to target cancerous cells that overexpress or amplify ErB3 (or HER3).

B.14. LEGAL AND ARBITRAL PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2013.

a) Patents

•             Ramipril Canada Patent Litigation

In March 2014, the Federal Court of Appeals dismissed Sanofi’s appeal. In May 2014, Sanofi filed an application for leave to appeal to the Supreme Court of Canada seeking a proper interpretation of Section 8 and the accounting of damages thereunder.

In May 2014, Apotex executed a settlement agreement in satisfaction of FCA Judgment increasing Apotex’s damages award, and costs of all appeals (not including costs associated with underlying trial). The rest of the proceeding is ongoing.

b) Government Investigations, Competition Law and Regulatory Claims

•             Lovenox® Antitrust Litigation

In March 2014, the Court issued an order granting Sanofi US’s motion for summary judgment on liability and dismissing the case. In April 2014, Eisai filed a notice of appeal to the Court of Appeals.

c) Other litigation and arbitration

•             CVR Class Action

In June 2014, Sanofi filed a motion to dismiss the case for failure to state a claim.

•             Merial Heartgard® Advertisement Claim

In May 2014, the parties executed a settlement agreement and the case was dismissed with prejudice.

•             Merial Frontline® Advertisement Claim

In May 2014, the Court of Appeals affirmed the lower court’s decision in favor of Merial Limited. The case is now closed.

B.15. RESTRUCTURING COSTS

Restructuring costs break down as follows:

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	December 31, 2013 (12 months)
Employee-related expenses	70	121	169
Expenses related to property, plant and equipment	24	20	46
Compensation for early termination of contracts (other than contracts of employment)	1	5	26
Decontamination costs	—	—	12
Other restructuring costs	40	13	47
Total	135	159	300

B.16. FINANCIAL INCOME AND EXPENSES

Financial income and expenses comprise the following items:

(€ million)	June 30, 2014 (6 months)		June 30, 2013 (6 months)	December 31, 2013 (12 months)
Cost of debt(1)	(177)		(194)	(366)
Interest income	33		24	49
Cost of debt, net of cash and cash equivalents	(144)		(170)	(317)
Non-operating foreign exchange gains/(losses)	6		1	5
Unwinding of discount on provisions(2)	(36)		(36)	(72)
Interest cost on the net defined-benefit plan liability	(70)		(79)	(159)
Gains/(losses) on disposals of financial assets	81	(3)	4	50
Impairment losses on financial assets, net of reversals	(5)		—	(8)
Other items	33(	4)	3	(2)
Net financial income/(expenses)	(135)		(277)	(503)
Comprising: Financial expenses	(292)		(311)	(612)
Financial income	157		34	109

(1)    Includes net gain on interest and currency derivatives used to hedge debt: €42 million for the six months ended June 30, 2014, €91 million for the year ended December 31, 2013, and €45 million for the six months ended June 30, 2013.

(2)    Primarily provisions for environmental risks and restructuring provisions (see Note B.12.).

(3)    Mainly comprises the gain arising on the disposal of the equity interest in Isis Pharmaceuticals.

(4)    Includes gain arising on the acquisition of shares in Alnylam, representing the difference between the quoted market value of the shares on the transaction date and the transaction price.

The impact of hedge ineffectiveness during the six months ended June 30, 2014 was immaterial.

B.17. INCOME TAX EXPENSE

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

(€ million)	June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Current taxes	(1,247)	(959)	(1,775)
Deferred taxes	623	608	1,012
Total	(624)	(351)	(763)
Income before tax and associates and joint ventures	2,539	1,868	4,602

(1)    Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.)

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2014(2) (6 months)	June 30, 2013(1)/(2) (6 months)	December 31, 2013(1) (12 months)
Standard tax rate applicable in France	34.4	34.4	34.4
Difference between standard French tax rate and other tax rates applicable to the Group (3)	(11.0)	(16.2)	(11.9)
Tax rate differential on intragroup margin in inventory(4)	(1.4)	0.6	1.3
Tax effects of the share of profits reverting to BMS(5)	(0.8)	(1.4)	(1.1)
Contribution on distributed income (3%) (6)	4.3	5.8	2.4
CVAE tax in France(7)	1.1	1.8	1.3
Re-estimates of tax exposures	—	(6.0)	(6.5)
Fair value remeasurement of contingent consideration liabilities	0.4	1.3	(2.9)
Other items(8)	(2.4)	(1.5)	(0.4)
Effective tax rate	24.6	18.8	16.6

(1)    Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.)

(2)    Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).

(3)    The difference between the standard French tax rate and other tax rates applicable to the Group is due partly to the fact that many of the countries where Sanofi operates have lower tax rates than France, and partly to the fact that royalty income is taxed at reduced rates in some countries (including France)

(4)    When intragroup margin included in inventory is eliminated, a deferred tax asset is recognized on the basis of the tax rate applicable to the subsidiary that holds the inventory, which may differ from the tax rate of the subsidiary that generated the eliminated intragroup margin.

(5)    Reported on the line Attributable to non-controlling interests in the consolidated income statement.

(6)    Entities liable to corporate income tax in France are also liable to pay an additional tax contribution on amounts distributed by the entity.

(7)    Net impact on the effective tax rate (current taxes, impact of the tax deduction, and deferred taxes).

(8)    “Other items” includes the net impact (current and deferred taxes) of the Contribution Exceptionnelle in France, which is immaterial at Group level.

B.18. SEGMENT INFORMATION

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health. All other activities are combined in a separate segment, “Other”.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular Regeneron Pharmaceuticals Inc. and the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The “Other” segment consists of all activities that are not reportable segments as defined in IFRS 8.

Inter-segment transactions are not material.

B.18.1. Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, which complies with IFRS 8, is used internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•             the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•             amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•             the share of net profits/losses from associates and joint ventures is added;

•             the share attributable to non-controlling interests is deducted;

•             other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•             restructuring costs relating to associates and joint ventures are eliminated.

Segment results are shown in the tables below:

	June 30, 2014 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,517	1,346	1,054	—	15,917
Other revenues	126	14	14	—	154
Cost of sales	(4,046)	(700)	(378)	—	(5,124)
Research and development expenses	(2,025)	(230)	(72)	—	(2,327)
Selling and general expenses	(3,721)	(271)	(341)	—	(4,333)
Other operating income and expenses	19	1	17	(8)	29
Share of profit/(loss) of associates and joint ventures	33	6	—	—	39
Net income attributable to non-controlling interests	(65)	—	—	—	(65)
Business operating income	3,838	166	294	(8)	4,290

	June 30, 2013 (1) (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,522	1,457	1,083	—	16,062
Other revenues	155	12	14	—	181
Cost of sales	(4,174)	(695)	(346)	—	(5,215)
Research and development expenses	(2,008)	(249)	(85)	—	(2,342)
Selling and general expenses	(3,801)	(301)	(344)	—	(4,446)
Other operating income and expenses	130	7	(1)	34	170
Share of profit/(loss) of associates and joint ventures	27	(4)	(2)	—	21
Net income attributable to non-controlling interests	(86)	—	—	—	(86)
Business operating income	3,765	227	319	34	4,345

(1)    Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.)

	December 31, 2013 (1) (12 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	27,250	3,716	1,985	—	32,951
Other revenues	295	30	30	—	355
Cost of sales	(8,518)	(1,776)	(689)	—	(10,983)
Research and development expenses	(4,087)	(518)	(165)	—	(4,770)
Selling and general expenses	(7,362)	(588)	(653)	—	(8,603)
Other operating income and expenses	422	3	(1)	26	450
Share of profit/(loss) of associates and joint ventures	48	41	(4)	—	85
Net income attributable to non-controlling interests	(162)	1	(1)	—	(162)
Business operating income	7,886	909	502	26	9,323

(1)    Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.)

The table below shows the reconciliation between ‘‘Business operating income’’ and Income before tax and associates and joint ventures, in accordance with IFRS 8:

(€ million)	June 30, 2014 (6 months)	June 30, 2013(1) (6 months)	December 31, 2013(1) (12 months)
Business operating income	4,290	4,345	9,323
Share of profit/(loss) of associates and joint ventures(2)	(39)	(21)	(85)
Net income attributable to non-controlling interests(3)	65	86	162
Amortization of intangible assets	(1,301)	(1,543)	(2,914)
Impairment of intangible assets	(74)	(440)	(1,387)
Fair value remeasurement of contingent consideration liabilities	(132)	(117)	314
Expenses arising from the impact of acquisitions on inventories(4)	—	(6)	(8)
Restructuring costs	(135)	(159)	(300)
Other gains and losses, and litigation	—	—	—
Operating income	2,674	2,145	5,105
Financial expenses	(292)	(311)	(612)
Financial income	157	34	109
Income before tax and associates and joint ventures	2,539	1,868	4,602

(1)    Includes the impact of first-time application of IFRIC 21 (see Note A.1.3.)

(2)    Excluding (i) restructuring costs of associates and joint ventures and (ii) expenses arising from the impact of acquisitions on associates and joint ventures.

(3)    Excluding the share of the adjustments listed in the table above attributable to non-controlling interests.

(4)    This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date.

B.18.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures accounted for by the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures are: for the Pharmaceuticals segment, the entities majority owned by BMS (see Note C.1. to the consolidated financial statements for the year ended December 31, 2013), Regeneron Pharmaceuticals Inc. (with effect from April 2014), and Infraserv GmbH & Co. Höchst KG; and for the Vaccines segment, Sanofi Pasteur MSD.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions made during the period.

	June 30, 2014
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	1,452	274	4	1,730
Acquisitions of property, plant and equipment	353	100	31	484
Acquisitions of other intangible assets	114	32	7	153

	June 30, 2013
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	207	275	4	486
Acquisitions of property, plant and equipment	417	91	40	548
Acquisitions of other intangible assets	171	6	3	180

	December 31, 2013
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	163	281	4	448
Acquisitions of property, plant and equipment	820	205	71	1,096
Acquisitions of other intangible assets	264	17	21	302

B.18.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2014
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	15,917	5,145	1,255	5,245	4,984	5,527
Non-current assets:
• property, plant and equipment	10,090	6,370	3,877	2,534	2,162	1,186
• goodwill (1)	36,214	15,022		14,207		6,985
• other intangible assets	14,254	3,231		7,654		3,369

(1)    Excludes the goodwill allocated in full to the Animal Health cash generating unit (see Note D.5. to the consolidated financial statements for the year ended December 31, 2013), which amounted to €1,207 million as of June 30, 2014.

	June 30, 2013
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	16,062	5,277	1,320	5,076	4,797	5,709
Non-current assets:
• property, plant and equipment	10,409	6,548	3,993	2,676	2,291	1,185
• goodwill (1)	36,877	15,021		14,852		7,004
• other intangible assets	18,266	4,003		10,266		3,997

(1)    Excludes the goodwill allocated in full to the Animal Health cash generating unit (see Note D.5. to the consolidated financial statements for the year ended December 31, 2013), which amounted to €1,267 million as of June 30, 2013.

	December 31, 2013
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	32,951	10,504	2,571	11,006	10,433	11,441
Non-current assets:
• property, plant and equipment	10,182	6,509	3,969	2,553	2,186	1,120
• goodwill (1)	35,939	15,023		14,071		6,845
• other intangible assets	15,395	3,531		8,256		3,608

(1)    Excludes the goodwill allocated in full to the Animal Health cash generating unit (see Note D.5. to the consolidated financial statements for the year ended December 31, 2013), which amounted to €1,195 million as of December 31, 2013.

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2013, France is not a cash generating unit (CGU). Consequently, information about goodwill is provided for Europe.

B.18.4. Net sales

Sanofi’s net sales comprise the net sales generated by the Pharmaceuticals, Vaccines and Animal Health segments.

The table below shows net sales of flagship products and of the other major products of the Pharmaceuticals segment:

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	December 31, 2013 (12 months)
Lantus®	3,005	2,747	5,715
Apidra®	152	134	288
Amaryl®	182	193	375
Insuman®	65	65	132
BGM	32	23	48
Lyxumia®	11	1	9
Other products	3	—	1
Total: Diabetes	3,450	3,163	6,568
Taxotere®	136	222	409
Eloxatin®	93	119	221
Jevtana®	132	106	231
Thymoglobulin®	106	96	198
Mozobil®	51	51	101
Zaltrap®	31	25	53
Other products	131	125	252
Total: Oncology	680	744	1,465
Cerezyme®	343	342	688
Myozyme® /Lumizyme®	254	242	500
Fabrazyme®	221	183	383
Aldurazyme®	86	78	159
Other products	119	120	244
Total: Rare Diseases	1,023	965	1,974
Aubagio®	175	53	166
LemtradaTM	11	—	—
Other products	—	—	2
Total: Multiple Sclerosis	186	53	168
Total: Genzyme	1,209	1,018	2,142
Plavix®	912	943	1,857
Lovenox®	837	864	1,703
Aprovel® / CoAprovel®	372	479	882
Renagel® /Renvela®	309	346	750
Allegra®	119	248	406
Stilnox®/Ambien®/Ambien CR®/Myslee® range	151	193	391
Depakine ®	191	209	405
Synvisc® /Synvisc-One®	163	182	371
Tritace®	143	158	307
Multaq®	139	131	269
Lasix®	81	83	172
Targocid®	75	88	166
Orudis®	83	73	144
Cordarone®	65	72	141
Xatral®	47	51	101
Actonel®	41	52	100
Auvi-QTM/AllerjectTM	26	19	51
Other prescription products	1,836	2,143	4,230
Total: Other prescription products	5,590	6,334	12,446
Consumer Health Care	1,701	1,540	3,004
Generics	887	723	1,625
Total: Pharmaceuticals	13,517	13,522	27,250

The table below shows net sales of the principal vaccine types sold by the Vaccines segment:

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	December 31, 2013 (12 months)
Polio/Pertussis/Hib Vaccines	495	563	1,148
Influenza Vaccines	194	172	929
Meningitis/Pneumonia Vaccines	171	203	496
Adult Booster Vaccines	164	209	391
Travel and Endemics Vaccines	178	172	382
Other Vaccines	144	138	370
Total: Vaccines	1,346	1,457	3,716

The table below shows net sales of the principal products sold by the Animal Health segment:

(€ million)	June 30, 2014 (6 months)	June 30, 2013 (6 months)	December 31, 2013 (12 months)
Frontline® and other fipronil products	340	364	611
NexgardTM	58	—	—
Vaccines	334	361	727
Avermectin	212	245	413
Other Animal Health products	110	113	234
Total: Animal Health	1,054	1,083	1,985

B.18.5. Split of sales

The three largest customers accounted for approximately 7.9%, 7.3% and 4.6% respectively of the Group’s gross sales in the first half of 2014.

C/ Events subsequent to June 30, 2014

Since July 1, 2014, the Sanofi Group has acquired a further 1.7 million Regeneron shares at a value of €396 million. These acquisitions have increased the equity interest held by Sanofi to 22% (see Note B.1.).